Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Commerce Bancshares, Inc:

We consent to the use of our reports dated February 24, 2014, with respect to the consolidated balance sheets of Commerce Bancshares, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLC

Kansas City, Missouri

June 12, 2014